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                            ROCKY SHOES & BOOTS, INC.
                              39 EAST CANAL STREET
                             NELSONVILLE, OHIO 45764


                                 August 4, 2005


VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3-8
100 F. Street, N.E.
Washington, D.C. 20549


         Re:      Rocky Shoes & Boots, Inc.
                  File No. 0-21026
                  Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the fiscal year ended March 31, 2005


Dear Mr. Moran:

         We have received your additional comments to the annual report on Form 10-K for the fiscal year ended December 31, 2004, filed by Rocky Shoes & Boots, Inc. (the "Company"), as set forth in your letter to the Company dated as of July 22, 2005. For your convenience, we have repeated the text of your comment, followed by our response.

         We respectfully respond to your comment as follows:

Form 10-K for the Year Ended December 31, 2004

     1. WE NOTE YOUR RESPONSE TO COMMENT TWO OF OUR LETTER DATED JUNE 15, 2005. PLEASE PROVIDE TO US THREE YEARS OF REVENUE INFORMATION FOR EACH OPERATING SEGMENT YOU HAVE IDENTIFIED. ALSO, PROVIDE THREE YEARS OF PROFIT (LOSS), AND ASSET INFORMATION FOR EACH OPERATING SEGMENT IDENTIFIED. SEE PARAGRAPH 18 OF SFAS NO. 131.

         RESPONSE:


         The Company has attached Schedule A, which is an analysis of sales and gross margin for each of the three years in the period ended December 31, 2004 for each operating segment, and the average gross margin for such three year period.

         Information regarding segment assets has not been provided because such information is not prepared by the Company, and is not used by the chief operating decision maker to assess segment performance. Financial Accounting Standards Board Staff Implementation Guide

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Letter to Michael Moran
August 4, 2005
Page -2-



         "Segment Information: Guidance on Applying Statement 131", Question #4 states, "...allocation of assets is not a criterion for the component to be considered an operating segment. If no asset information is provided for a reportable segment, that fact and the reason therefor should be disclosed." In future filings, the Company will disclose that asset information by segment is not prepared because such information is not used to assess segment performance.

         As discussed in our letter to the Staff dated July 15, 2005, the Company has determined that it has three reportable segments, Wholesale, Military and Retail. Also as discussed in that letter, Military and Retail are separate operating segments that cannot be aggregated, and are therefore reportable segments. However, the Company believes that each of the operating segments in the Wholesale reportable segment have similar economic characteristics that allow for aggregation of the operating segments into a single reportable segment. The following discussion will only focus on the Wholesale operating segments, as shown in Schedule A.

         In concluding that the economic characteristics of the Wholesale operating segments are similar, the Company has considered the guidance contained in Financial Accounting Standards Board Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information" (FAS 131) and Financial Accounting Standards Board Staff Implementation Guide "Segment Information: Guidance on Applying Statement 131" (Implementation Guide). Paragraph 17 of FAS 131 states "Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics.... Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, ..." Implementation Guide Question #8 states, "operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated."


         Net Sales

         As Schedule A reflects, the Company has generally experienced an increase in sales in all Wholesale operating segments during the period, except for Rocky manufactured and Wildwolf.

         When assessing the expected performance of the Rocky manufactured operating segment, sales of the Rocky manufactured operating segment must consider the effect of military sales because all military sales are manufactured. Total sales of manufactured products were $* (Rocky manufactured plus military, as shown in Schedule A) in 2004 as compared to $* in 2003 and $* in 2002, an increase of *% from 2004 as compared to 2002. Note that (1) retail sales also include manufactured products (the amount of which is not available), and (2) the sales increase in 2004 is affected by the lower sales price on military sales. The Company makes its decisions regarding manufacturing versus sourcing products based on consideration of the lowest cost to obtain the product, at the quality level expected by the customer.


         ----------------

         * This information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.

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Letter to Michael Moran
August 4, 2005
Page -3-


         The decline in Rocky manufactured sales in 2004 results from the need to use production facilities to manufacture footwear for the U.S. Military. Without this contract, the Company believes that sales of manufactured footwear would have been greater had the production facilities not been used for manufacturing military footwear. Rocky manufactured operating segment sales had a decline in 2003 because the mix of products ordered by customers resulted in the decision to source more product based on the cost and quality considerations discussed above. As the Company has received a military contract in 2005 and expects to bid for military contracts in the future, the Company expects to have future increases in sales of total manufactured products (Rocky manufactured plus military).

         Wildwolf is a brand primarily sold to Wal-Mart. Sales in 2004 were slightly lower than the prior year. However, the Company expects sales of this brand to have the same future trend as that of its other wholesale products. The Company notes that the Wildwolf operating segment is not quantitatively significant.

         Sales of Rocky apparel and of other accessories have increased more than sales of the footwear operating segments. The primary reason for this increase is that, in 2002, the Company introduced its Rocky apparel product line. Because the Company has enjoyed success in initial introduction of these product lines, the products have experienced a greater percentage increase than footwear operating segments. Also, the Company acquired the Gates glove brand and certain related inventory in 2003, which cause the significant sales increase as compared to 2002. The percentage sales increases of these operating segments for the period 2002 to 2004 are greater than those that will be experienced in the future, because the segments were "start-ups" during the past three years. In the long-term, as these operating segments mature, the Company expects sales growth of these operating segments to approximate those of the other Wholesale operating segments. As such, in accordance with Implementation Guide Question #8, these operating segments are aggregated because they are expected to have similar economic characteristics in the future.


         Gross Margin

         The Company does not prepare segment profitability information below the gross margin level. Internally, the Company uses gross margin to evaluate segment profitability.

         As detailed in Schedule A, the three-year average gross margin percentage of the Wholesale operating segments of the Company has averaged in a range of *% to *%, and the gross margin range is *% to *% in 2004. In addition, as can be seen in Schedule A, the gross margin percentages of the Wholesale operating segments have generally trended up. The profit margin differences of the Wholesale operating segments have been reduced as the product lines introduced in the last three years have reached volume levels that allow for a more typical gross margin levels. Because all Wholesale operating segments sell apparel type products to the same base of retail customers, the Company expects the long-term profit margins to become even more comparable in the future, as can be seen in the gross margin trends in Schedule A.

         ----------------

         * This information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.

Letter to Michael Moran
August 4, 2005
Page -4-


         Schedule A also shows that the Rocky manufactured operating segment experiences a slightly lower gross margin than the other Wholesale operating segments. The Company must maintain manufacturing facilities in order to be able to meet its wholesale customers' demand for "made in the U.S." products, and to service customer rush orders that cannot be shipped from the Far East. These products generally have a slightly lower profit margin than other wholesale products, but generally have a gross margin trend that is similar to the other Wholesale operating segments. The Company makes its decision to manufacture versus source products based on the cost and quality considerations described above. As it expands its customer base, including further expansion from the EJ Footwear acquisition, the Company expects that gross margin of manufactured products will approximate the margin experienced on the other Wholesale operating segments.

         The other accessories operating segments gross margin has declined to be more comparable with the remaining operating segments.

         Summary - The Company has considered the guidance contained in FAS 131 and the Implementation Guide (see above) and believes that the Wholesale operating segments, as detailed in Schedule A, currently have, and are expected to have similar economic characteristics. Therefore, it is appropriate to aggregate these six operating segments into one reporting segment, referred to as Wholesale.

         The Company is amending its Form 10-Q for the quarter ended March 31, 2005 for pro forma information related to the EJ Footwear acquisition, as required by the Staff in comment #26 of the letter dated May 13, 2005. The Company will also amend the footnotes to the condensed consolidated financial statements and management's discussion and analysis of financial condition and results of operations in such Form 10-Q to include segment disclosure for three reportable segments - Wholesale, Military and Retail. In addition, future filings will also contain such presentation of segment information.




                                    * * * * *



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Letter to Michael Moran
August 4, 2005
Page -5-


         If you have any questions regarding any of the foregoing, please contact Robert J. Tannous, Porter, Wright, Morris & Arthur LLP at (614) 227-1953.

         Thank you for your assistance.

                                             Very truly yours,

                                             /s/ James E. McDonald

                                             James E. McDonald,
                                             Executive Vice President and
                                             Chief Financial Officer

cc:   Robert Babula (SEC - Staff Accountant)
      Christopher Owings (SEC - Assistant Director)
      Robert J. Tannous



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Letter to Michael Moran
August 4, 2005
Page -6-




                               ROCKY SHOES & BOOTS
                        STATEMENT OF SALES & GROSS MARGIN

                                                                   SCHEDULE A


                                       *







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* This information has been redacted pursuant to a confidentiality treatment request filed with the Securities and Exchange Commission on the same date as this letter.